Via Facsimile and U.S. Mail
Mail Stop 4720

July 31, 2009

Mr. Courtney Smith
President and Chief Executive Officer
Specialty Underwriters' Alliance, Inc.
222 South Riverside Plaza
Chicago, IL 60606

Re: Specialty Underwriters' Alliance, Inc.
**   Form 10-K for the Period Ended December 31, 2008**
**   Definitive Proxy Statement on Schedule 14A filed June 23, 2009**
**   File No. 000-50891**

Dear Mr. Smith:

        We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1. Your explanations of favorable prior year loss developments on pages 30 and 32 are vague. Please revise your discussions to identify and quantify the factors, such as claim counts and/or severity and other underlying causes, that contributed

to the development, in addition to the lines of business that you already identified in your discussions

Item 15. Exhibits and Financial Statement Schedules, page 43

2. We note that you originally filed the Stock Purchase Agreement with OneBeacon Insurance Company as an exhibit to your Form S-1/A filed on September 16, 2004. However, in that filing you omitted the Transfer and Assumption Agreement between Potomac Insurance Company and OneBeacon Insurance Company, which was Exhibit A to the Stock Purchase Agreement. Material contracts filed as exhibits pursuant to Item 601(b) (10) generally must include all material schedules and attachments. Therefore, please re-file the Stock Purchase Agreement and the Transfer and Assumption Agreement previously omitted with the filing of your next quarterly report on Form 10-Q.

Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Cash and Investments, page F-7

3. Please revise your disclosure to describe the methods you utilize in ensuring that the amortized cost of short term securities approximates fair value.

Note 5 – Investments, page F-11

4. Please clarify how the investments valued using your matrix pricing formula as described on page F-12 is classified (i.e. Level 2 or Level 3). If they are classified at Level 2, please quantify the investments that were fair valued using this method and explain why it is reasonable to classify them outside of Level 3 hierarchy, despite the judgments that are inevitably utilized in the process. Similarly, also revise your disclosure to state how the security valued using your estimated cash flows at $668,000, compared to $141,000 provided by the pricing service, was classified and why.

5. On page F-12, you state that the temporary losses on investments are primarily due to "market illiquidity and certain asset classes being out of favor with investors." Since these reasons do not appear to reflect your ability to collect all amounts due according to the contractual terms, please revise your disclosure to state why you believe these losses are temporary. In your disclosure, state whether and how your expectation of cash-flows as of the balance sheet date may have changed from the acquisition date. You may state whether all periodic payments of principles and interests, where applicable, have been received up to date in a timely manner to support your position.

6. Please revise your disclosure to discuss the factors that resulted in realized losses during 2008 and 2009. In addition, please explain how this recognition of

realized losses does not contradict your assertion of the investment values' recoverability and your ability to hold to recovery.

Definitive Proxy Statement on Schedule 14A filed June 23, 2009

<u>Compensation Discussion and Analysis</u>
<u>The Elements of Our Compensation Program</u>
<u>Cash Bonuses, page 19</u>

7. In the discussion of Cash Bonuses, you have stated that the discretionary cash bonuses and non-equity incentive payments are determined by the Committee based on metrics set forth in the 2008 Officers Bonus Program. On page 19 you state that the Compensation Committee "takes into consideration individual achievement as well as such individual's contribution to the overall goals and performance of the Company," and that "the named executive officers establish individual performance goals annually, and the Compensation Committee reviews and approves such performance goals.." Please provide us with proposed sample disclosure for inclusion in your next proxy statement which identifies the individual goals, the extent to which individual and corporate targets were achieved and how the achievement was used to determine the individual bonuses.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney at (202) 551-3495 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant